Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161480

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED August 31, 2009

INTERCLICK, INC.

PROSPECTUS SUPPLEMENT

This prospectus supplement supplements and amends the prospectus dated August 31, 2009. The selling shareholders who are directors of interCLICK, Inc. have sold shares of common stock registered under the registration statement of which the prospectus forms a part as follows:

Michael and Betsy Brauser	2,000,000 shares

Barry Honig	2,000,000 shares

Michael Katz	400,000 shares

Mr. and Mrs. Brauser and Mr. Honig have sold all of the shares of common stock covered by the prospectus. Mr. Katz has no present intent to sell the remaining shares which were registered. In addition, Messrs. Brauser and Honig each sold 250,000 shares under an exemption provided by Rule 144 of the Securities Act of 1933.

CHANGES TO PRINCIPAL SHAREHOLDER TABLE

Title of Class	Name and Address of Beneficial Owner	Amount of Shares Beneficially Owned(1)	Percent Beneficially Owned(1)
Common Stock	Michael Katz 257 Park Avenue South Ste.602 New York, NY 10010(2)(3)(4)	1,800,000	4.4%
Common Stock	Michael Brauser 595 S. Federal Hwy. Ste. 600 Boca Raton, FL 33432(3)(5)	4,748,000	11.5%
Common Stock	Barry Honig 595 S. Federal Hwy. Ste. 600 Boca Raton, FL 33432(3)(6)	3,802,545	9.2%

Common Stock	All directors and executive officers as a group (7 persons)	13,105,962	31.7%

(1)           Applicable percentages are based on 41,335,387 shares outstanding adjusted as required by rules of the SEC.  Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days whether upon the exercise of options or otherwise.  Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this prospectus are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to this table, interCLICK believes that each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned by them.

(2)           An executive officer.
(3)           A director.
(4)           Includes 300,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this prospectus supplement.
(5)           Includes 50,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this prospectus supplement.  Also includes: (i) 3,535,500 shares held in a Partnership of which Mr. Brauser is the General Partner, (ii) 200,000 shares held jointly with his wife and (iii) 950,000 shares held by a trust whereby his wife is the trustee and beneficiary.
(6)           Includes 50,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this prospectus supplement.  Includes shares held in a 401(K) plan whereby Mr. Honig is the trustee.  Also includes 50,000 shares issuable upon the conversion of a note convertible at $2.00 per share and 25,000 shares issuable upon the exercise of warrants.  Does not include shares beneficially owned by Mr. Honig’s father, Alan Honig.  Mr. Alan Honig beneficially owns less than 5% of our common stock for various accounts including as custodian for Mr. Barry Honig’s minor children.  Mr. Barry Honig disclaims the beneficial ownership of any shares held by his father, Mr. Alan Honig.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 29, 2009